

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2013

<u>Via E-mail</u>
Ms. Catherine D. Rice
Chief Financial Officer
Carey Watermark Investors Incorporated
50 Rockefeller Plaza
New York, NY 10020

> **Re: Carey Watermark Investors Incorporated**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 12, 2013**
> **File No. 0-54263**

Dear Ms. Rice:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 2. Properties, page 20

1.   We note your discussion in the "Business" section regarding the categories of lodging properties you may acquire. In future periodic reports, please include a column in the property table to identify the category type.

Definitive Proxy Statement on Schedule 14A

Compensation of Directors and Executive Officers – Fiscal 2012, page 10

2.   We note your disclosure that you reimburse your advisor for the services of its personnel. In future periodic reports that require Item 402 or Item 404 of Regulation S-K disclosure,

please specify the amounts, if any, of personnel reimbursements for each named executive officer.

Note 5. Equity Investments in Real Estate

3.   We note that you have an 80% and 57% ownership interest in the Hyatt French Quarter and Westin Atlanta joint ventures. Please provide us with your analysis of how you determined to not consolidate these joint ventures. Please cite the applicable guidance in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein, Staff Attorney, at (202) 551-3789 or Michael McTiernan, Assistant Director, at (202) 551-3852 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief

cc: Hisham A. Kader, Chief Accounting Officer